Exhibit 99.1

China Customer Relations Centers, Inc. Announces Financial Results for the Second Half and Fiscal Year of 2019

Revenues and EPS Increased by 32.8% and 57.1%, Respectively, for the Second Half of 2019

TAI’AN, China, May 29, 2020 /PRNewswire/ -- China Customer Relations Centers, Inc. (NASDAQ: CCRC) (“CCRC” or the “Company”), a leading call center business process outsourcing (“BPO”) service provider in China, today announced its financial results for the six and twelve months ended December 31, 2019.

Second Half of 2019 Highlights (all comparisons to prior year unless noted)

●	Revenues increased by 32.8% to a Company record of $100.13 million driven by continued expansion of business.

●	Gross profit increased by 8.7% to $20.25 million. Gross margin was 20.2%, compared to 24.7% for the same period of the prior year.

●	Operating income increased by 42.7% to $7.26 million. Operating margin increased by 0.5 percentage point to 7.3%.

●	Net income attributable to common shareholders increased by 58.7% to $8.07 million.

●	EPS attributable to common shareholders was $0.44, compared to $0.28 for the same period of the prior year.

Mr. Gary Wang, Chairman and Chief Executive Officer of CCRC, commented, “We saw a strong uptick in our business through the second half of 2019, leading to increases in revenues of 32.8% year-over-year and 36.7% sequentially, thanks to increased sales volume at some of the key existing customers as well as contributions from new customers. Both operating and net margins for the second half of 2019 also increased year-over-year.”

Fiscal Year 2019 Highlights

●	Revenues increased by 22.6% to $173.41 million driven by continued expansion of business.

●	Gross profit increased by 0.1% to $38.90 million. Gross margin was 22.4%, compared to 27.5% for 2018,

●	Operating income decreased by 28.2% to $12.59 million. Operating margin was 7.3%, compared to 12.4% for 2018.

●	Net income attributable to common shareholders decreased by 18.9% to $13.06 million.

●	EPS attributable to common shareholders was $0.71, compared to $0.88 for 2018.

●	As of December 31, 2019, the Company had service capacity of 22,360 seats, compared to 18,384 seats at the end of 2018.

“Looking forward, despite the negative impact of the COVID-19 outbreak earlier this year that caused disruption and deemed to take a toll on China’s economy and our business, we believe our well diversified customer base and strong market position will continue to drive long-term growth and generate significant returns for shareholders,” concluded Mr. Wang.

Second Half of 2019 Financial Results (Unaudited)

	For the Six Months Ended December 31,
($ millions, except per share data)	2019	2018	% Change
Revenues	$100.13	$75.40	32.8%
Gross profit	$20.25	$18.63	8.7%
Gross margin	20.2%	24.7%	-4.5 pp
Operating income	$7.26	$5.09	42.7%
Operating margin	7.3%	6.8%	0.5 pp
Net income attributable to CCRC	$8.07	$5.08	58.7%
EPS - basic and diluted	$0.44	$0.28	57.1%

Revenues

For the six months ended December 31, 2019, revenues increased by $24.74 million, or 32.8%, to $100.13 million from $75.40 million for the same period of the prior year. We continued to see strong demand for our business from existing BPO clients as well as new clients during the six months ended December 31, 2019.

As of December 31, 2019, the Company had call centers located in Shandong Province, Jiangsu Province, Henan Province, Guangdong Province, Yunnan Province, Hubei Province, Sichuan Province, Hebei Province, Anhui Province, Heilongjiang Province, the Xinjiang Uygur Autonomous Region, the Guangxi Zhuang Autonomous Region, Jiangxi Province and Chongqing City, with a capacity approximately of 22,360 seats which compared to 21,216 seats as of June 30, 2019.

Cost of revenues

Cost of revenues consists primarily of salaries, payroll taxes and employee benefits costs of our customer service associates and other operations personnel. Cost of revenues also includes direct communications costs, rent expense, IT costs, and facilities support expenses. Cost of revenues increased by $23.12 million, or 40.7%, to $79.88 million for the six months ended December 31, 2019 from $56.76 million for the same period of the prior year. As a percentage of revenues, cost of revenues was 79.8% for the six months ended December 31, 2019, compared to 75.3% for the same period of the prior year.

Gross profit and gross margin

Gross profit increased by $1.62 million, or 8.7%, to $20.25 million for the six months ended December 31, 2019 from $18.63 million for the same period of the prior year. Gross margin decreased by 4.5 percentage points to 20.2% for the six months ended December 31, 2019 from 24.7% for the same period of the prior year. The decrease in gross margin was related to increased employees’ compensation and benefits.

Selling, general and administrative expense

Selling, general and administrative (“SG&A”) expenses consist primarily of sales and administrative employee-related expenses, professional fees, travel costs, research and development costs, and other corporate expenses. SG&A expenses decreased by $0.55 million, or 4.1%, to $12.99 million for the six months ended December 31, 2019 from $13.54 million for the same period of the prior year. As a percentage of revenues, SG&A expenses decreased from 18.0% for the six months ended December 31, 2018 to 13.0% for the six months ended December 31, 2019.

Operating income and operating margin

Income from operations increased by $2.17 million, or 42.7%, to $7.26 million for the six months ended December 31, 2019 from $5.09 million for the same period of the prior year. The increase in operating income was related to increased gross profit as well as decreased SG&A expenses. Operating margin was 7.3% for the six months ended December 31, 2019, compared to 6.8% for the same period of the prior year.

Other income

We recognized government grants, which are discretionary and unpredictable in nature, of $1.27 million during the six months ended December 31, 2019, compared to $1.14 million recognized during the same period of the prior year. Total other income, net of other expenses, increased by $1.06 million, or 88.0%, to $2.27 million for the six months ended December 31, 2019 from $1.21 million for the same period of the prior year.

Income before provision for income taxes

Income before provision for income taxes increased by $3.24 million, or 51.4%, to $9.54 million for the six months ended December 31, 2019 from $6.30 million for the same period of the prior year. The increase in income before provision for income taxes was due to increased operating income and total other income.

Income taxes

Provision for income taxes was $1.43 million for the six months ended December 31, 2019, compared to $1.10 million for the same period of the prior year.

Net income and earnings per share

Net income increased by $2.91 million, or 56.0%, to $8.11 million for the six months ended December 31, 2019 from $5.20 million for the same period of the prior year. After deducting net income attributable to noncontrolling interest, net income attributable to common shareholders was $8.07 million, or $0.44 per basic and diluted share, for the six months ended December 31, 2019, compared to $5.08 million, or $0.28 per basic and diluted share, for the same period of the prior year.

Fiscal Year 2019 Financial Results

	For the Twelve Months Ended December 31,
($ millions, except per share data)	2019	2018	% Change
Revenues	$173.41	$141.43	22.6%
Gross profit	$38.90	$38.87	0.1%
Gross margin	22.4%	27.5%	-5.1 pp
Operating income	$12.59	$17.54	-28.2%
Operating margin	7.3%	12.4%	-5.1 pp
Net income attributable to CCRC	$13.06	$16.09	-18.9%
EPS - basic and diluted	$0.71	$0.88	-19.3%

Revenues

For the year of 2019, revenues increased by $31.98 million, or 22.6%, to $173.41 million from $141.43 million for 2018. We continued to see strong demand for our business from existing BPO clients as well as new clients during 2019. Inbound calling, outbound calling, and other services accounted for 44%, 34%, and 22% of total revenues for 2019, compared to 49%, 30%, and 21% of total revenues for 2018, respectively.

During 2019, the Company generated revenue from over 160 customers, including the subsidiaries of China Mobile, Didi Chuxing (a mobile taxi-calling company), Ping An Insurance, Haier, and HiSense. We also signed outsourcing contracts with some of China’s largest banks, based upon assets held, including China Construction Bank, China CITIC Bank, and China Merchants Bank, and we also signed outsourcing contracts with Qunar, SF Express, and subsidiaries of China’s online retailer, Alibaba Group (including Taobao, Tmall, and Alipay).

As of December 31, 2019,the Company had a capacity approximately of 22,360 seats which compared to 18,384 seats at the end of 2018.

Cost of revenues

Cost of revenues increased by $31.94 million, or 31.1%, to $134.50 million for 2019 from $102.57 million for 2018. As a percentage of revenues, cost of revenues was 77.6% for 2019, compared to 72.5% for 2018.

Gross profit and gross margin

Gross profit increased by $0.03 million, or 0.1%, to $38.90 million for 2019 from $38.87 million for 2018. Gross margin decreased by 5.0 percentage points to 22.4% for 2019 from 27.5% for 2018. The decrease in gross margin was related to increased employees’ compensation and benefits.

Selling, general and administrative expense

SG&A expenses increased by $4.99 million, or 23.4%, to $26.32 million for 2019 from $21.33 million for 2018. The increase in SG&A expenses was primarily related to higher payroll and bonus expenses paid to the administrative and research personnel and the management team. As a percentage of revenues, SG&A expenses was 15.2% for 2019, compared to 15.1% for 2018.

Operating income and operating margin

Income from operations decreased by $4.95 million, or 28.2%, to $12.59 million for 2019 from $17.54 million for 2018. Operating margin was 7.3% for 2019, compared to 12.4% for 2018. The decrease in operating margin was mainly due to decreased gross margin as above explained.

Other income

We recognized government grants, which are discretionary and unpredictable in nature, of $1.83 million in 2019, compared to $1.71 million recognized in 2018. Government grants as a percentage of net income were 13.9% for 2019, compared to 10.5% for 2018. Total other income, net of other expenses, increased by $1.25 million to $2.98 million for 2019 from $1.73 million for 2018.

Income before provision for income taxes

Income before provision for income taxes decreased by $3.70 million, or 19.2%, to $15.57 million for 2019 from $19.27 million for 2018. The decrease in income before provision for income taxes was mainly due to decreased operating income and partially offset by increased total other income.

Income taxes

Provision for income taxes was $2.39 million for 2019, compared to $2.97 million for 2018.

Net income and earnings per share

Net income decreased by $3.13 million, or 19.2%, to $13.17 million for 2019 from $16.3 million for 2018. After deducting net income attributable to noncontrolling interest, net income attributable to common shareholders was $13.06 million, or $0.71 per basic and diluted share, for 2019, compared to $16.09 million, or $0.88 per basic and diluted share, for 2018.

Financial Conditions

As of December 31, 2019, the Company had cash of $25.33 million, compared to $24.42 million at December 31, 2018. Total working capital was $47.50 million as of December 31, 2019, compared to $41.05 million at the end of 2018.

Net cash provided by operating activities was $5.21 million for 2019, compared to $12.14 million for 2018. Net cash used in investing activities was $4.46 million for 2019, compared to $4.75 million for 2018. Net cash provided by financing activities was $0.54 million for 2019, compared net cash used in financing activities of $0.09 million for 2018.

Recent Development

The outbreak of the COVID-19 pandemic in China starting from the beginning of 2020 has posed limitations to the Company’s normal operating routine. The Company followed the restrictive measures implemented in China, by suspending onsite operation and having employees work remotely until late March 2020, when the Company started to gradually resume normal operation. Consequently, the COVID-19 pandemic may adversely affect the Company’s business operations, financial condition and operating results for 2020, including but not limited to material negative impact to the Company’s total revenues, slower collection of accounts receivables and significant impairment to the Company’s equity investments. Due to the high uncertainty of the evolving situation, the Company has limited visibility on the full impact brought upon by the COVID-19 pandemic and the related financial impact cannot be estimated at this time.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

About China Customer Relations Centers, Inc.

The Company is a leading BPO service provider in China focusing on the complex, voice-based and online-based segments of customer care services, including:

●	customer relationship management;

●	technical support;

●	sales;

●	customer retention;

●	marketing surveys; and

●	research.

The Company’s service is currently delivered from call centers located in Provinces of Shandong, Jiangsu, Henan, Guangdong, Yunnan, Hubei, Sichuan, Hebei, Anhui, Xinjiang, Guangxi, Jiangxi, Heilongjiang, and Chongqing, with a capacity of approximately 22,360 seats. More information about the Company can be found at: www.ccrc.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company’s statements regarding its: 1) the impact of COVID-19; and 2) continued growth, shareholder returns and business outlook, are forward-looking statements. Forward-looking statements are not guarantee of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the call center business process outsourcing market in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com
Phone: +1-732-910-9692

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For The Years Ended December 31,
	2019	2018	2017

Revenues, net	$173,409,113	$141,433,641	$88,971,787
Cost of revenues	134,504,540	102,567,896	65,562,563
Gross profit	38,904,573	38,865,745	23,409,224
Operating expenses:
Selling, general & administrative expenses	26,318,771	21,329,908	14,766,524
Total operating expenses	26,318,771	21,329,908	14,766,524
Income from operations	12,585,802	17,535,837	8,642,700
Interest expense	(190,808)	(404,958)	(1,609)
Government grants	1,825,402	1,709,297	1,885,340
Other income	1,547,788	552,205	175,995
Other expense	(202,688)	(124,370)	(331,641)
Total other income	2,979,694	1,732,174	1,728,085
Income before provision for income taxes	15,565,496	19,268,011	10,370,785
Income tax provision	2,391,371	2,966,880	1,255,654
Net income	13,174,125	16,301,131	9,115,131
Less: net income attributable to noncontrolling interest	118,114	208,593	341,672
Net income attributable to China Customer Relations Centers, Inc.	$13,056,011	16,092,538	8,773,459

Comprehensive income
Net income	$13,174,125	$16,301,131	$9,115,131
Other comprehensive income (loss)
Foreign currency translation adjustment	(828,331)	(2,741,283)	2,141,796
Total Comprehensive income	12,345,794	13,559,848	11,256,927
Less: Comprehensive income attributable to noncontrolling interest	109,238	140,467	401,324
Comprehensive income attributable to China Customer Relations Centers, Inc.	$12,236,556	$13,419,381	$10,855,603

Earnings per share attributable to China Customer Relations Centers, Inc.
Basic	$0.71	$0.88	$0.48
Diluted	$0.71	$0.88	$0.48
Weighted average common shares outstanding
Basic	18,329,600	18,329,600	18,329,600
Diluted	18,329,600	18,329,600	18,329,600

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2019	2018

ASSETS

Cash and cash equivalents	$25,328,486	$24,419,912
Accounts receivable, net	42,606,485	30,050,506
Prepayments	2,396,646	1,689,835
Prepayment, related party	90,429	91,618
Due from related party, current	-	199,994
Income taxes recoverable	712,459	527,995
Other current assets	3,408,704	1,959,923
Total current assets	74,543,209	58,939,783
Equity investments	3,446,346	3,491,653
Property and equipment, net	10,115,782	8,290,460
Deferred tax assets	242,863	486,009
Due from related party, non-current	215,307	-
Operating lease right-of-use assets	9,827,114	-
Operating lease right-of-use assets - related party	172,121	-
Total non-current assets	24,019,533	12,268,122
Total assets	$98,562,742	$71,207,905

LIABILITIES AND EQUITY
Accounts payable	$2,602,972	$610,724
Accounts payable - related parties	149,658	162,112
Accrued liabilities and other payables	4,641,892	5,673,159
Deferred revenue	456,331	361,636
Wages payable	10,472,596	7,082,138
Income taxes payable	452,961	364,157
Operating lease liabilities, current	3,797,069	-
Operating lease liabilities - related party, current	163,995	-
Short term loans	4,306,138	3,635,623
Total current liabilities	27,043,612	17,889,549
Operating lease liabilities, non-current	6,068,702	-
Total non-current liabilities	6,068,702	-
Total liabilities	33,112,314	17,889,549
Equity
Common shares, $0.001 par value, 100,000,000 shares authorized, 18,329,600 shares issued and outstanding as of December 31, 2019 and December 31, 2018	18,330	18,330
Additional paid-in capital	15,074,267	11,202,396
Retained earnings	47,347,781	40,065,822
Statutory reserves	5,818,330	3,916,149
Accumulated other comprehensive loss	(3,411,744)	(2,592,289)
Total China Customer Relations Centers, Inc. shareholders’ equity	64,846,964	52,610,408
Noncontrolling interest	603,464	707,948
Total equity	65,450,428	53,318,356
Total liabilities and equity	$98,562,742	$71,207,905

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2018	2018	2017

Cash flows from operating activities
Net income	$13,174,125	$16,301,131	$9,115,131
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,404,912	2,635,242	1,852,152
Allowance for doubtful accounts	-	952,439	429,803
Loss on disposal of property and equipment	19,091	34,166	2,416
Deferred income taxes	238,883	(196,909)	(230,043)
Non-cash lease expense	3,501,753	-	-
Changes in assets and liabilities:
Accounts receivable	(13,057,615)	(7,937,804)	(9,269,755)
Prepayments	(2,097,963)	(887,778)	(1,313,830)
Prepayment, related party	-	(95,244)	-
Other current assets	(1,510,847)	(970,199)	25,925
Operating lease liabilities	(3,037,030)	-	-
Accounts payable	2,017,431	147,818	(505,372)
Accounts payable - related parties	(10,440)	122,630	(88,136)
Wages payable	3,511,093	1,884,440	2,393,214
Income taxes recoverable	(192,965)	(548,893)	-
Income taxes payable	94,336	(153,896)	(386,825)
Deferred revenue	100,245	(221,771)	(38,813)
Accrued liabilities and other payables	(941,772)	1,077,098	1,016,373
Net cash provided by operating activities	5,213,237	12,142,470	3,002,240
Cash flows from investing activities
Purchase of property and equipment	(4,481,450)	(4,768,139)	(2,082,719)
Proceeds from sale of property and equipment	36,693	9,197	108
Payments for equity investments	-	(1,461)	(3,509,404)
Repayments from third party	-	-	233,596
Advance to related parties	(214,111)	(105,827)	(7,400)
Repayment from related parties	198,017	117,802	-
Net cash used in investing activities	(4,460,851)	(4,748,428)	(5,365,819)
Cash flows from financing activities
Contribution from noncontrolling investor in subsidiary	-	-	353,581
Dividend distributed to noncontrolling investor in subsidiary	(213,722)	(355,232)	-
Repayments to related parties	-	-	(473,914)
Borrowings from short term loans	4,452,368	3,891,596	3,780,490
Repayment of short term loans	(3,694,345)	(3,625,448)	-
Net cash provided by (used in) financing activities	544,301	(89,084)	3,660,157
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(388,113)	(1,513,411)	884,519
Net change in cash, cash equivalents and restricted cash	908,574	5,791,547	2,181,097
Cash, cash equivalents and restricted cash, beginning of the year	24,419,912	18,628,365	16,447,268
Cash, cash equivalents and restricted cash, end of the year	$25,328,486	$24,419,912	$18,628,365